

May 7, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

>   **Re: IMH Financial Corporation**
>   **IMH Secured Loan Fund, LLC**
>   **Amendment No. 8 to Registration Statement on Form S-4**
>   **Filed May 6, 2010**
>   **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 8 to Registration Statement on Form S-4

General

1.   We note the reference to Annex G in the table of contents. We are unable to locate Annex G in your filing. Please revise or advise.

Risk Factors, page 46

Following the consummation of the Conversion Transactions…, page 52

2.   You state that after the Conversion Transactions it is possible that broker-dealers

could argue that they should continue to be entitled to compensation of some kind pursuant to the selling agreements. Please revise to disclose the risks related to this position. In particular, please discuss the position the company intends to take in response and the specific risks to holders of your securities if the broker-dealers do assert this position.

3.   It appears, by the terms of the revised selling agreements, that the Manager has the power to terminate the selling agreements at any time with written notice. Please explain with a view toward revised disclosure why the Manager has not chosen to terminate the revised selling agreements and eliminate some of the risk contemplated by this risk factor.

4.   We note the use of the word "we" in this risk factor; however, throughout the prospectus you use the term "we" to apply to the Manager, the future managers of IMH and IMH Financial Corporation. Please define the term "we" for investors and revise your disclosure to be consistent.

Annex F, page F-1

5.   We note the disclosure in the last paragraph of the fairness opinion. We also note your response on March 17, 2010 to comment 50 in our letter dated March 5, 2010. Please revise or advise.

6.   Please tell us if this is the final version of the fairness opinion. We note, in that regard, that the opinion is signed. We also note, however, that it is labeled a "Form of Opinion". Please confirm that you intend to include the final version of the fairness opinion prior to effectiveness or explain why you are unable to do so.

Exhibit 5.1

7.   We note the assumptions contained in the second sentence of the first full paragraph on page 2 and the last sentence in the last paragraph on page 2. These assumptions are inappropriate. Please revise accordingly.

Exhibits 10.6 and 10.7

8.   We note that you have omitted certain information in these exhibits. To the extent that you intend to request confidential treatment for the omitted information, please file an application for confidential treatment in accordance with Securities Act Rule 406. Please also refer to Staff Legal Bulletin No. 1 regarding confidential treatment requests.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: Peter T. Healy, Esq.
       O'Melveny & Myers LLP
       (By facsimile)